================================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                         COMMISSION FILE NUMBER 1-815

              CONSOL INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES


                                 CONSOL PLAZA
                             1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA 15241
                           (FULL TITLE OF THE PLAN)

                              CONSOL ENERGY INC.
                              300 DELAWARE AVENUE
                                   SUITE 567
                          WILMINGTON, DELAWARE 19801



================================================================================

                   Audited Financial Statements

                  CONSOL Inc. Investment Plan for Salaried Employees

                   Years ended December 31, 1999 and 1998
                   with Report of Independent Auditors

                          Audited Financial Statements

               CONSOL Inc. Investment Plan for Salaried Employees

                     Years ended December 31, 1999 and 1998
                      with Report of Independent Auditors

                             Supplemental Schedule

               CONSOL Inc. Investment Plan for Salaried Employees

                         Audited Financial Statements

                    Years ended December 31, 1999 and 1998



                                   Contents

Report of Independent Auditors...................................        1

Audited Financial Statements

Statements of Net Assets Available for Benefits..................        2
Statement of Changes in Net Assets Available for Benefits........        3
Notes to Financial Statements....................................        4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets Held for
Investment Purposes at End of Year...............................       11

                        Report of Independent Auditors

To the Investment Plan Committee
CONSOL Inc.

We have audited the accompanying statements of net assets available for benefits of the CONSOL Inc. Investment Plan for Salaried Employees as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 9, 2000

              CONSOL Inc. Investment Plan for Salaried Employees

                Statements of Net Assets Available for Benefits

                            (Dollars in Thousands)

                                                         December 31
                                                     1999           1998
                                                  --------------------------
Investment at contract value:
  Stable Value Fund                               $  550,302      $  547,742
Investments at fair value:
  Noninterest-bearing cash and cash equivalents          323               -
  Interests in registered investment companies       175,890         104,911
  Barclays 3-Way Fund                                 24,443          24,244
  Aggressive Asset Allocation Portfolio                1,204           1,222
  Conservative Asset Allocation Portfolio                225             211
  Moderate Asset Allocation Portfolio                    939             744
  Merrill Lynch Small Cap Index Trust                    806             734
  Merrill Lynch International Index Trust                768             695
  Merrill Lynch Equity Index Trust                    22,206          20,574
  E.I. DuPont de Nemours & Company common stock,
    5,963,098 shares                                 392,819         348,109
  CONSOL Stock Fund                                    8,108               -
  Daimler Chrysler common stock                          332             517
                                                  --------------------------
Total investments                                  1,178,365       1,049,703
Participant loans receivable                          20,689          21,111
Employer and employee contributions receivable         2,530           3,966
Pending Settlement Fund                                   61               -
                                                  --------------------------
Net assets available for benefits                 $1,201,645      $1,074,780
                                                  ==========================

See accompanying notes.

              CONSOL Inc. Investment Plan for Salaried Employees

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1999

                            (Dollars in Thousands)


Contributions:
  Employer contributions                                    $   11,445
  Employee contributions                                        20,165
  Rollover contributions                                        10,582
                                                            ----------
Total contributions                                             42,192
Investment income (dividends and interest)                      23,355
Net realized and unrealized appreciation
 in fair value of investments                                  168,240
                                                            ----------
Total additions                                                233,787

Benefits paid to participants                                  108,494
Other                                                              276
                                                            ----------
Total deductions                                               108,770

Net transfers to the Plan                                        1,848
                                                            ----------
Net additions                                                  126,865

Net assets available for benefits at beginning of year       1,074,780
                                                            ----------
Net assets available for benefits at end of year            $1,201,645
                                                            ==========


See accompanying notes.

              CONSOL Inc. Investment Plan for Salaried Employees

                         Notes to Financial Statements

                               December 31, 1999

                            (Dollars in Thousands)


1. Description of the Plan

The following description of the COSOL Inc. Investment Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established in 1953. Salaried, operations and maintenance and, in certain circumstances, production and maintenance employees of CONSOL Inc. (CONSOL) and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On April 29, 1999, CONSOL Energy, Inc. underwent an initial public offering. In connection with the public offering, the Plan offers CONSOL Energy, Inc. common stock (CONSOL Stock Fund) as an investment option. Participants of the Plan were able to transfer funds into the CONSOL Stock Fund commencing in June 1999 and elect to have contributions allocated to this fund in July 1999. In addition, participants are no longer able to purchase E.I. DuPont de Nemours & Company common stock under the Plan.

Contributions

Each year participants may, with certain restrictions, contribute up to 19% of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6% of base pay (as defined by the Plan). Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan.

              CONSOL Inc. Investment Plan for Salaried Employees

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Plan participants generally become vested upon completion of five years of participation in the Plan or five cumulative years of service. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company's contributions.

Participant Loans

Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants who retire from active service may elect to withdraw their entire account in a lump-sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70 1/2, or to elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship.

              CONSOL Inc. Investment Plan for Salaried Employees

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, CONSOL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

For financial reporting purposes, the assets of the Plan are reflected on the accrual basis of accounting. The underlying assets of the Stable Value Fund consist primarily of guaranteed investment contracts (GIC), separate account portfolios (SAP), and synthetic guaranteed investment contracts (SYN) and are fully benefit responsive. The Stable Value Fund is stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances, and is provided by the Plan's trustee. The contract value of the investment contracts approximates market value. Investments in common stock funds and interests in registered investment companies are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, Merrill Lynch Equity Index Trust, Barclays 3-Way Fund, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are stated at the fair value of all underlying assets as reported by the applicable custodian.

The unit value or price of all investments reflects the dollar amount at which participants' accounts are valued at the end of the period reported.

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the E.I. DuPont de Nemours & Company and CONSOL Energy, Inc. common stock are based on average cost of the securities sold and are recognized on the trade date. Brokerage commissions and Securities and Exchange Commission fees in connection with the sale of E.I. DuPont de Nemours & Company common stock, CONSOL Energy, Inc. common stock and Daimler Chrysler common stock are added to the cost thereof or deducted from the sales proceeds derived therefrom.

              CONSOL Inc. Investment Plan for Salaried Employees

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                December 31
                                                             1999          1998
                                                           ---------------------
E.I. DuPont de Nemours & Company common stock,
  5,963,098 and 6,541,774 shares, respectively             $392,819     $348,109
Prudential Insurance Company of America--8.38%,
  7/01/2001                                                  59,179       83,448
Fidelity Investments Magellan Fund 449,480 and
  442,684 shares, respectively                               61,413       53,485


During 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $168,240, as follows:

                                                         Net Appreciation
                                                         (Depreciation) in
                                                         Fair Value During        Fair Value at
                                                                Year               End of Year
                                                         --------------------------------------
Year ended December 31, 1999:
 Fair value as determined by quoted market price:
  Interests in registered investment companies           $ 29,005                    $  175,890
  Common stock:
   CONSOL Stock Fund                                       (1,477)                        8,108
   Other                                                   96,275                       393,151
  Stable Value Fund                                        37,327                       550,302
Fair value reported by applicable custodian                 7,110                        50,591
                                                       ----------------------------------------
                                                         $168,240                    $1,178,042
                                                       ========================================

              CONSOL Inc. Investment Plan for Salaried Employees

3. Investments (continued)

As of March 31, 1999, the Stable Value Fund is considered to be a nonpooled separate account held by the Plan. Prior to this date, the Stable Value Fund was jointly owned by the Plan and the Thrift Plan for Employees of Conoco Inc., a wholly owned subsidiary of DuPont. As of December 31, 1998, the balance of all investment contracts was allocated to the two plans by Merrill Lynch based on the relationship of the Plan's Stable Value Fund participant balances to total Stable Value Fund participant balances. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The nature of the Stable Value Fund is consistent as of December 31, 1999 and 1998.

The composition of assets of the Stable Value Fund as of December 31, 1999 and 1998 are as follows:

                                                 1999            1998
                                               ------------------------

Investment contracts                           $548,692        $537,917
Short-term investments                            1,610           9,825
                                               ------------------------
                                               $550,302        $547,742
                                               ========================

The composition of changes in net assets of the Stable Value Fund as of December 31, 1999 is as follows:

     Employer contributions                                     $  9,643
     Employee contributions                                        5,803
     Rollover contributions                                        9,184
                                                                --------
     Total contributions                                          24,630
     Investment income                                            38,216
     Benefits paid to participants                               (73,521)
     Net loan activity                                              (133)
     Interfund transfers                                          13,368
                                                                --------
     Net additions                                                 2,560
     Net assets as of the beginning of the year                  547,742
                                                                --------
     Net assets as of the end of the year                       $550,302
                                                                ========

              CONSOL Inc. Investment Plan for Salaried Employees

3. Investments (continued)

The aggregate crediting rates for all contracts as of December 31, 1999 was 7%. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. The average yield of the Stable Value Fund was approximately 7% in 1999.

Certain financial information as of December 31, 1998 has been reclassified to conform with the financial statement presentation as of and for the year ended December 31, 1999. These reclassifications did not have an impact on the net assets available for benefits.

Participants investing in the Stable Value Fund, Barclays 3-Way Fund, Merrill Lynch Equity Index Trust, Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are assigned units at the time of investment based on the net asset value per unit.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated November 18, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. Therefore, the amendments are not covered by the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

              CONSOL Inc. Investment Plan for Salaried Employees

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                              December 31
                                                                       1999                1998
                                                                    ------------------------------
Net assets available for benefits per the financial
Statements                                                          $1,201,645          $1,074,780
Includes amounts allocated to withdrawing participants
reported as asset reductions per the financial statements                  318                  76
                                                                    ------------------------------
Total assets per the Form 5500                                      $1,201,963          $1,074,856
                                                                    ==============================

Amounts payable to withdrawing participants are recorded on the Form 5500 as a liability for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, the amounts were deducted from the respective assets.


6. Transactions with Parties-in-Interest

Plan investments in the Merrill Lynch Small Cap Index Trust, the Merrill Lynch International Index Trust and the Merrill Lynch Equity Index Trust are managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Trustee and investment fees paid during 1999 were based upon customary and reasonable rates for such services.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL.

              CONSOL Inc. Investment Plan for Salaried Employees

                         EIN 25-1671742  Plan No. 002

    Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes
                                at End of Year

                               December 31, 1999

                            (Dollars in Thousands)

     Identity of Issue, Borrower,                                        Number of
       Lessor or Similar Party           Description of Investment      Shares/Units        Current Value
-------------------------------------------------------------------------------------------------------------
CONSOL Stock Fund                       Common Stock                        810,760              $  8,108
                                                                                       ======================

E.I. DuPont de Nemours &
 Company                                Common Stock                      5,963,098              $392,819
                                                                                       ======================

Daimler Chrysler                        Common Stock                          4,252              $    332
                                                                                       ======================


Merrill Lynch*                          Global Holdings Fund
                                                   CL A                     196,467              $  2,872
                                        Capital Fund CL A                   155,492                 4,987
                                        Basic Value Fund CL A               277,765                10,597
                                        Growth Fund CL A                     61,089                 1,675
                                                                                      -----------------------
                                                                                                   20,131

Janus Investments                       Enterprise Fund                     250,826                19,231
                                        Mercury Fund                        889,579                38,972
                                                                                       ----------------------
                                                                                                   58,203

Fidelity Investments                    Fidelity Fund PV1                   121,417                 5,173
                                        Equity Income Fund                   20,422                 1,092
                                        Magellan Fund                       449,480                61,413
                                        Low Priced Stock Fund                95,714                 2,167
                                                                                       ----------------------
                                        Growth & Income Fund                171,487                 8,087
                                                                                       ----------------------
                                                                                                   77,932

    Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes
                          at End of Year (continued)

      Identity of Issue, Borrower,                                         Number of
        Lessor or Similar Party            Description of Investment      Shares/Units        Current Value
--------------------------------------------------------------------------------------------------------------
Franklin Value Investors Trust            Small Cap Growth Fund
                                          CL 1                                    135,709                5,989
                                          Balance Sheet                            17,097                  521
                                          Custodian Fund Inc.                       8,437                  291
                                                                                             -----------------
                                                                                                         6,801

AIM                                       Value Fund                               89,607                4,376
                                          Equity Constellation Fund
                                          CL A                                     47,955                1,943

                                                                                             -----------------
                                                                                                         6,319



Franklin Templeton                        Growth Fund                              53,814                1,074
                                          Foreign Fund                            198,841                2,231
                                                                                             -----------------
                                                                                                         3,305

MFS Investment Management                 Total Return Fund                        31,337                  435
                                          Research Fund                            49,949                1,441
                                                                                             -----------------
                                                                                                         1,876

Hotchkis and Wiley                        International Fund                       50,109                1,323
                                                                                             -----------------
Interests in registered investment
 companies                                                                                            $175,890

                                                                                             =================

Monumental Life Ins. Co.                  SYNGIC, 6.87%, 1/01/2004             31,726,352             $ 31,726

    Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes
                          at End of Year (continued)

      Identity of Issue, Borrower,                                         Number of
        Lessor or Similar Party            Description of Investment      Shares/Units       Current Value
-------------------------------------------------------------------------------------------------------------
Aetna Life Insurance Co.                  GIC, 9.89%, 6/01/2000                 4,182,753          4,183
                                          GIC, 6.45%, 04/01/2025               46,976,338         46,976
Bankers' Trust                            SYNGIC, 7.11%, 12/31/2025
                                                                               28,030,714         28,031
                                          SYNGIC, 5.93%, 12/01/2002
                                                                               34,831,312         34,831
CDC Investment Mgmt. Corp.                SYNGIC, 6.95%, 10/01/2002
                                                                               29,733,884         29,734
Deutsche Bank                             SYNGIC, 6.93%, 12/31/2025
                                                                               37,400,236         37,400
                                          SYNGIC, 5.73%, 12/31/2025
                                                                               39,638,537         39,639
Metropolitan Life Ins. Co.                SAGIC, 7.30%, 12/31/2025             33,798,930         33,799
Monumental Life Ins. Co.                  GIC, 6.35%, 12/31/2025               47,365,614         47,366
Prudential Insurance Company
 of America                               GIC, 8.38%, 7/01/2001                59,179,594         59,179
The Travelers Ins. Co.                    GIC, 9.66%, 6/01/2000                 3,930,130          3,930
Transamerica Life Ins.                    GIC, 7.10%, 9/01/2006                36,830,780         36,831
Citibank                                  SYNGIC, 7.42%, 8/31/2001              9,092,633          9,093
John Hancock Mutual Life                  GIC, 6.01%, 7/01/2003                17,081,519         17,082
Union Bank of Switzerland                 SYNGIC, 6.73%, 1/01/2025             42,529,445         42,529
J.P. Morgan                               SYNGIC, 5.76%, 12/31/2002
                                                                               39,231,984         39,232
Short-term investments (including
 Merrill Lynch Government Fund)                     6.01%, 12/31/2025           8,740,757          8,741
                                                                                           ------------------
Total Stable Value Fund                                                                         $550,302
                                                                                           ==================

    Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes
                          at End of Year (continued)

      Identity of Issue, Borrower,                                          Number of
        Lessor or Similar Party            Description of Investment       Shares/Units       Current Value
--------------------------------------------------------------------------------------------------------------

Aggressive Asset Allocation Portfolio                                               80,991             $ 1,204
                                                                                               ===============

Conservative Asset Allocation Portfolio                                             17,273             $   225
                                                                                               ===============

Moderate Asset Allocation Portfolio                                                 69,380             $   939
                                                                                               ===============

Merrill Lynch*                            Small Cap Index Trust                     61,724             $   806
                                                                                               ===============
                                          International Index Trust                 49,224             $   768
                                                                                               ===============
                                          Equity Index Trust                       218,306             $22,206
                                                                                               ===============

BZW Global Investors                      Barclays 3-Way Fund                      870,350             $24,443
                                                                                               ===============

Participant loans*                        7.75% to 9%                                                  $20,689
                                                                                               ===============

*Indicates parties-in-interest.